Exhibit 99.1

Calle La Colonia N° 150, Urb. El Vivero - Santiago de Surco Tel: 317-6000 Lima, October 27, 2026 Sirs Superintendencia del Mercado De Valores – SMV Lima.- Reference: Material Event In accordance with Article 30 of the Consolidated Text of the Securities Market Law and the Regulations on Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01, we hereby report the following: As previously disclosed by Cementos Pacasmayo S.A.A. (the "Company") in a Material Event announcement dated October 21, 2026, Inversiones ASPI S.A., in its capacity as a subsidiary of Holcim Ltd. and jointly and severally with Holcim Ltd., has launched the following offers: a. A subsequent tender offer for the common voting shares issued by the Company (the "Peruvian Tender Offer"), conducted pursuant to Article 4 and paragraph (a) of Article 6 of the Regulations on Tender Offers and Purchase Offers for Delisting, approved by CONASEV Resolution No. 009-2006-EF/94.10, as amended, excluding the provisions introduced by SMV Resolution No. 008-2026-SMV/01, which are not applicable (the "Tender Offer Regulations"), and in accordance with the exemption granted by the Board of Directors of the Superintendencia del Mercado de Valores (the "SMV"), as notified through Official Letter No. 5172-2026-SMV/11.1. b. A concurrent tender offer in the United States of America, in compliance with the applicable regulatory requirements set forth in Rules 14d and 14e under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), directed to (i) holders of common voting shares issued by the Company who are residents of the United States of America, pursuant to Rule 14d-1(d) under the Exchange Act; and (ii) holders of American Depositary Shares ("ADSs"), each representing five (5) common voting shares issued by the Company, regardless of their place of residence. In this regard, we hereby inform you that, on this date, the Company's Board of Directors approved the issuance and filing of: (i) the reasoned report of the Board of Directors, prepared in accordance with Article 15 of the Tender Offer Regulations (the "Report"); and (ii) the final content of Schedule 14D-9, as required under the provisions of the Exchange Act, which the Company is concurrently filing with the U.S. Securities and Exchange Commission (the "Schedule 14D-9"). The Report, duly signed by the Chairman of the Company's Board of Directors, is attached as an Annex to this communication. Furthermore, the final content of Schedule 14D-9 is available on the U.S. Securities and Exchange Commission's website at the following link: https://www.sec.gov/Archives/edgar/data/1221029/000114036126040885/ny20084343x1_sc14 d9.htm. Sincerely, CEMENTOS PACASMAYO S.A.A. José Félix Villafuerte Mendoza Stock Exchange Representative